Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement Filed June 12, 2006
Registration Statement No. 333-132868
Zions Bancorporation
Free Writing Prospectus Dated June 29, 2006
     The information in this free writing prospectus supplements the information contained in, and should be read together with, the preliminary prospectus supplement of Zions Bancorporation (“Zions”) filed with the Securities Exchange Commission (the “SEC”) on June 12, 2006 (including the base prospectus filed with the SEC on March 31, 2006, as well as the documents incorporated by reference therein).
     On June 27, 2006, Dow Jones Newswires published an article regarding Zions, the full text of which is reproduced below. The information set forth in the article was not prepared by Zions and, with the exception of the statements and acknowledgements attributed directly to Mr. Evan Hill in the 22nd, 23rd, 24th and 25th paragraphs of the article and to Mr. Henry Wurts in the 17th, 18th, 19th, 21st, 25th and 26th paragraphs of the article, constitutes the author’s opinion, which is not necessarily endorsed or adopted by Zions. In particular, Zions assumes no responsibility for the statements in the 6th, 7th, 8th, 10th, 11th, 12th, 13th, 14th and 15th paragraphs of the article, which were statements made by people unrelated to Zions.
     For purposes of clarification, the option expense valuation of $16 attributed to Mr. Evan Hill in the 23rd paragraph of the article resulted from a hypothetical valuation based on historical assumptions applicable prior to the promulgation of Statement of Financial Accounting Standards No. 123R, Share Based Payment, issued by the Financial Accounting Standards Board. Rather than as reported in the article, the hypothetical valuation is not an indication of the value of the Employee Stock Option Appreciation Rights Securities being offered by Zions (the “ESOARS”), as determined using Zions’ current method of calculating option expense. Zions has not yet determined its option expense attributable to the stock options underlying the ESOARS, and the market value of the ESOARS themselves will be determined pursuant to a public auction.
     The statement attributed to Mr. Wurts in the 18th paragraph of the article that “Zions has designed a fair auction” is clarified to mean that the auction is “fair” insofar as it is open to potential investors, who ultimately decide the market price for the ESOARS. Additionally, the statement in the 18th paragraph of the article that “the auction’s result — whatever it is — will be the fair value of the options” does not accurately represent Mr. Wurts’ comments. Mr Wurts believes that the auction will result in “a market price” for the ESOARS, as opposed to a single, “fair,” value for the options underlying the ESOARS.
     Finally, for purposes of additional clarification, the statement attributed to Mr. Wurts in the second sentence of the 25th paragraph of the article is inaccurate because it suggests that any auction result will be a valid result for purposes of an accounting method for valuing stock options. Rather than as reported in the article, Mr. Wurts believes that a clearing, market price for the ESOARS that is determined by an auction process, may ultimately be used — not “will be”

used — to help estimate the compensation expense with respect to the issuance of the stock options underlying the ESOARS.
Zions Seeks Bidders In Bid To Change Options Accounting
[Dow Jones & Company, Inc. — 2006-06-27]
By Patricia Kowsmann, Of DOW JONES NEWSWIRES
     WASHINGTON (Dow Jones) — An innovative Internet securities auction by Zions Bancorporation (ZION), set for Wednesday and Thursday, may provide an attractive opportunity to investors, but if it does, that could undermine the entire purpose of the auction.
     Bidding opens at 9:30 a.m. EDT for an offering of “Esoars,” a derivative security designed to mimic the value of employee stock options. Zions isn’t making the offering in order to profit directly, but instead hopes to create an accounting tool that will allow companies to reduce their reported expense for granting stock options.
     Zions intends to profit by selling that tool.
     The Zions plan was spurred by a recent change in accounting rules that requires companies to record the expense of granting employee stock options. Opponents of the change had argued that there is no good way to assign a value to those options, but now that companies must do so, they say traditional valuation models exaggerate the expense.
     Zions, of Salt Lake City, proposes to let the market decide, and to that end it is offering the derivative, which is formally named “Employee Stock Option Appreciation Rights Securities.”
     Cindy Ma, who was a member of the Financial Accounting Standards Board group set up to create option valuation guidelines, questions Zions’ strategy, saying that the intimidating complexity of the Zions derivative will deter investors from offering full value.
     Joel D. Hornstein, chief executive of Structural Wealth Management LLC, agrees with Ma about the complexity of Esoars — and perceives an opportunity for a savvy investor.
     “Auctions create significant inefficiency if you don’t have smart, sophisticated bidders,” Hornstein said. “We hope to benefit from the fact that we may be the only sophisticated (investors), or one of the very few, in this auction process, and that should be good for us.”
     Hornstein won’t say how much he is willing to bid, but he does have a specific number in mind.
     He said he came up with a valuation by estimating how long Zions employees are likely to hold their options, and applying those estimates to the Black-Scholes model, a common tool for valuing stock options that takes into account such factors as the options’ expiration date and the underlying stock’s volatility. He said he then discounted that result to ensure “a healthy margin relative to fair value.”

     He said he won’t bid if he doesn’t get that margin.
     “Our intention is to bid only if the price is a significant discount to the value we estimated using Black-Scholes,” Hornstein said.
     Hornstein argues that the normal incentives in a stock offering are turned upside-down in the Zions case, making his bidding scenario more likely. Companies, after all, have reason to seek a higher price for their securities, while Zions’ purpose is to establish a value for stock options that is below the value produced by current accounting methods.
     Ma, however, said if bidders do shy away from the auction and the Esoars price is therefore too low, Zions will have a tougher time convincing regulators that the auction provided a true value for accounting purposes.
     “The instrument may have appeal to really sophisticated institutional investors. I am very skeptical for individual investors,” said Ma, a vice president at NERA Economic Consulting. “They don’t have that sophistication to try to analyze the data.”
     Each Esoars will allow holders the right to receive payments pegged to the exercise of stock options by employees, with Esoars holders receiving the same value that employees get when they exercise their options. Returns will be affected by the amount and timing of option exercises by employees, the vesting schedule of options and the trading price of Zions common stock.
     Henry Wurts, a vice president at Zions subsidiary Zions Bank, acknowledged that investing in Esoars is riskier than buying the company’s stock or regular options on that stock.
     Wurts said that investors will — and should — take that risk into account when they bid. Because Zions has designed a fair auction, the auction’s result — whatever it is — will be the fair value of the options, he said.
     “To clarify, the price will depend on the bidders,” he said. “So the bidders themselves will determine what value they give to these.”
     The Securities and Exchange Commission, which will ultimately decide the validity of Zions’ proposed accounting technique, has said that a market-based method may be preferable to traditional options accounting models.
     “The SEC suggested they wanted a market price, and we are giving them the opportunity to see a market price,” Wurts said. “That is our goal. We are not trying to tell people how to price options. We are trying to help the SEC see a market price for these options.”
     Wurts declined to estimate the value of Esoars. Evan Hill, a colleague of Wurts who helped to develop the derivative security, has said he expects the price to fall somewhere in a range of about $5 to the low teens.

     Using Zions’ current method for calculating option expense and taking into consideration assumptions used to value employee stock options last year, each Esoars would be worth about $16, Hill said.
     The auction for 93,603 Esoars is to be hosted on the Internet Web site www.esoars.com. The auction is scheduled to open at 9:30 a.m. EDT Wednesday and close at 4:15 p.m. EDT Thursday. Zions’ Hill said that as of late Tuesday, there were 70 approved bidders for the auction.
     Hill said that regardless of how the auction turns out, Zions could seek SEC approval to use the result as part of an accounting method for valuing stock options. Wurts said that no matter the result, it will be a valid result for that purpose.
     “We can explain any price that comes in,” he said. “If it comes in at $2, we can explain why that happened: There was a deep discount for risk. If it comes in at $15 we can explain how that happened: They didn’t take a deep discount for risk.”
-By Patricia Kowsmann, Dow Jones Newswires; 202-862-1350; patricia.kowsmann@ dowjones.com
(END) Dow Jones Newswires
06-27-06 2136ET
Copyright (c) 2006 Dow Jones & Company, Inc.
Forward-Looking Statements
     In addition to historical information, this free writing prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the timing and benefits of the proposed transaction, expected synergies, and anticipated future financial operating performance and results. Such statements encompass Zions’ beliefs, expectations, hopes or intentions regarding future events. Words such as “expects,” “intends,” “believes,” “anticipates,” “should,” “likely” and similar expressions identify forward-looking statements. All forward-looking statements included in this release are made as of the date hereof and are based on information available to Zions as of such date. Zions assumes no obligation to update any forward-looking statement. Risk factors, cautionary statements and other conditions which could cause actual results to differ from management’s current expectations are contained in Zions’ filings with the Securities and Exchange Commission, including the section of Zions’ preliminary prospectus supplement dated June 12, 2006, entitled “Risk Factors.”
     Zions Bancorporation has filed a registration statement (including a prospectus) with the SEC (File no. 333-132868) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 (800) 524-8875. You may also get a copy at www.esoars.com.

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